NO ACT

DC
PO
1-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08023935

Received SEC

JAN 30 2008

Washington, DC 20549

January 30, 2008

Benjamin G. Lombard, Esq.
Reinhart Boerner Van Deuren S.C.
Attorneys at Law
P.O. Box 2965
Milwaukee, WI 53201-2965

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/30/2008

Re: RC2 Corporation

Dear Mr. Lombard:

This is in regard to your letters dated January 28, 2008 and January 30, 2008 concerning the shareholder proposal submitted by the Board of Pensions of the Evangelical Lutheran Church in America for inclusion in RC2's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponent has withdrawn the proposal, and that RC2 therefore withdraws its January 15, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: Heather H. Williamson, CFA
Senior Investment Manager
Board of Pensions
Evangelical Lutheran Church in America
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892

RECEIVED

2008 JAN 16 AM 11:09

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

reinhartlaw.com

REINHART
BOERNER•VAN DEUREN s.c.
ATTORNEYS AT LAW

January 15, 2008

Benjamin G. Lombard, Esq.
Direct Dial: 414-298-8225
blombard@reinhartlaw.com

DELIVERED BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: RC2 Corporation – Shareholder Proposal of the Board of Pensions of the Evangelical Lutheran Church in America

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, this letter is to inform you that our client, RC2 Corporation ("RC2" or the "Company"), intends to omit from its proxy statement and form of proxy for the 2008 annual meeting of its stockholders (the "2008 Proxy Materials") a proposal and supporting statement (the "Proposal") received from the Board of Pensions of the Evangelical Lutheran Church in America (the "Proponent"). The Proposal requests that "the Board issue a report, at reasonable expense and excluding confidential information, on the company's product safety and toxicity policies, above and beyond regulatory compliance, by November 2008." The Proposal is attached to this letter as Exhibit A.

On behalf of RC2, we respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in our opinion that the Proposal may be excluded from the 2008 Proxy Materials. As discussed in more detail below, the Proposal may properly be excluded from the 2008 Proxy Materials under either Rule 14a-8(e) because the Proponent failed to submit the Proposal in a timely manner or under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, specifically its procedures for testing product safety.

The Company intends to begin distribution of its definitive 2008 Proxy Materials on or about April 7, 2008 and to hold its 2008 annual meeting of stockholders on May 8, 2008. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty calendar days before the Company's filing of its definitive 2008 Proxy Materials with the Commission.

Grounds for Exclusion

1. The Proposal was not Submitted in a Timely Manner under Rule 14a-8(e)

The Proposal may be properly omitted in accordance with Rule 14a-8(e) because the Proponent failed to submit the Proposal in a timely manner. Rule 14a-8(e)(2) provides that proposals for a regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Company's 2007 Proxy Statement was dated and released to shareholders on March 30, 2007, and on Page 31 of the Company's 2007 Proxy Statement, the Company informed stockholders that the deadline for submission of shareholder proposals for inclusion in the Company's proxy soliciting material for its 2008 annual meeting of stockholders was December 1, 2007 (see copy attached as Exhibit B). That date is 120 calendar days before March 30, 2008.

The Proponent's submission was dated November 30, 2007 and was sent by overnight delivery. As December 1, 2007 was a Saturday, the next day that the Company's offices were open to receive delivery of overnight packages was Monday, December 3, 2007. Accordingly, the Proposal was not received by the Company until December 3, 2007, after the December 1, 2007 deadline.

Staff Legal Bulletin No. 14 ("SLB No. 14") in Part C.3.b. specifically addresses the deadline for proposals under Rule 14a-8(e) if the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday. SLB No. 14 provides that if the deadline falls on a Saturday, Sunday or federal holiday, the issuer must disclose this date in its proxy statement and Rule 14a-8 proposals received after business reopens would be untimely. Since the Company received the Proposal when its business reopened on December 3, 2007, after the deadline disclosed in its 2007 Proxy Statement determined in accordance with Rule 14a-8(e)(2), the Proposal was untimely.

For the foregoing reasons, we believe the Company may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(e).

2. The Proposal Relates to RC2's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). As discussed in the 1998 Release, there are two central considerations underlying this policy: first, that "[c]ertain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and second, "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report does not remove the proposal from the ordinary business grounds for exclusion. Exchange Act Release No. 20091 (August 16, 1983).

RC2 believes that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7). The application of safety policies and procedures would require a detailed review of specific products and specific substances. RC2 has a large number of different products, and preparing a report addressing the safety and toxicity of each one would involve "micro managing" the Company's ordinary business operations. The scope and detail of the proposed report is expanded still further as the Proponent's supporting statement calls for it to cover hazards to both consumers and workers. The Proponent also sets a deadline of November 2008 for the report. The 1998 Release states that proposals may be seen as attempting to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames." Furthermore, the Proposal calls for the report to address such policies "above and beyond regulatory compliance," although it does not define what that means. Decisions regarding safety standards, particularly beyond applicable regulatory requirements, involve the type of day-to-day operational oversight of a company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address.

The Staff has allowed the exclusion of other shareholder proposals for the publication of reports relating to toxic substances in products. See *Family Dollar Stores Inc.* (available November 6, 2007), *Walgreen Co.* (available October 13, 2006) and *Wal-Mart Stores, Inc.* (available March 24, 2006). The shareholder proposals excluded in these cases were the same as the Proposal in all respects relevant to the ordinary business exclusion in Rule 14a-8(i)(7). Although to some extent these proposals may have involved a significant social policy issue, the requested reports involved micro-managing the company's operations to a degree that warranted exclusion of the proposals. The Proposal similarly micro-manages the Company's relationships with its suppliers and its policies and procedures for product safety.

For the foregoing reasons, we believe the Company may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(7).

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff agree that it will not recommend enforcement action if the Company omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. One additional copy of this letter is enclosed, and I ask that you acknowledge receipt by stamping that copy and returning it in the enclosed self-addressed stamped envelope. A copy of this letter and its attachments is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2008 Proxy Materials. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (414) 298-8225.

Yours very truly,

Benjamin G. Lombard

Encs.

cc Ms. Heather H. Williamson, CFA
Senior Investment Manager
ELCA Board of Pensions
800 Marquette Avenue, Suite 1050
Minneapolis, MN 55402-2892

Jody L. Taylor, Corporate Secretary
RC2 Corporation
1111 West 22nd Street
Oak Brook, IL 60523

MW\1484692

Exhibit A

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 ◦ (612) 333-7651
Fax: (612) 334-5399
mail@elcabop.org ◦ *www.elcabop.org*

VIA OVERNIGHT DELIVERY

November 30, 2007

Ms. Jody L. Taylor
Corporate Secretary
RC2 Corporation
1111 West 22nd Street
Oak Brook, IL 60523

Dear Ms. Taylor:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) seeks to reflect its values, principles and mission in its investment decisions. We believe that it benefits corporations to promote positive corporate policies that sustain the human community and all of creation.

The ELCA Board of Pensions is beneficial owner of 400 shares of RC2 Corporation common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain an ownership position through the date of the annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that RC2 Corporation prepare a report regarding RC2's product safety and toxicity policies. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the next annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials.

We are looking forward to engaging with you in a dialogue on this issue. Patricia Zerega, Director of Corporate Social Responsibility, is prepared to assemble a dialogue team and can be reached at 412-367-7575 in the Corporate Social Responsibility office of the ELCA.

Sincerely,

Heather H. Williamson

Heather H. Williamson, CFA
Senior Investment Manager
ELCA Board of Pensions

CC:

Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

Julie Wokaty – ICCR
475 Riverside Drive – Room 1842
New York, NY 10115-0050

Kelli Dever – Mellon Global Security Services
135 Santilli Highway
Everett, MA 02149

Product Safety Report

Whereas:

On June 13, 2007, RC2 recalled 1.5 million Thomas & Friends Wooden Railway sets manufactured between January 2005 and June 2007, after discovering excessive quantities of lead in the toys' paint. [1]

On July 26, 2007, RC2 estimated the cost of the recall would be $3-$4 million in the second half of 2007, also including costs to defend class action lawsuits. RC2 linked the problem to a single manufacturing facility.[2]

On September 26, 2007, RC2 recalled an additional 269,000 lead-painted toys, all of which had been manufactured prior to April 30, 2007.[3]

On October 24, RC2 reported that third quarter earnings dropped 44%, and net sales fell 8%. 2007 costs related to the two recalls were estimated at $13-$14 million.[4]

The State of California filed a lawsuit in November 2007 against RC2 and other toy companies for selling toys containing quantities of lead unlawful under California's Proposition 65, the Safe Drinking Water and Toxic Enforcement Act of 1986.[5]

The price of shares of RC2 stock had declined from above $40 prior to the recall to below $30 as of mid-November 2007.[6]

In Form 10-K filings in years 2005-2007, RC2 management made general references to potential financial risks in the event of safety problems or recalls, but the management

---

[1] **OFFICIAL SOURCES: RC2 PRESS RELEASE, JUNE 13, 2007, "RC2 CORP. RECALLS VARIOUS THOMAS & FRIENDS RAILWAY TOYS DUE TO LEAD POISONING HAZARD", AVAILABLE AT: http://www.rc2.com/press/2007/Release_TWR_recall_07.pdf AND SAME-TITLED US CONSUMER PRODUCT SAFETY COMMISSION PRESS RELEASE, JUNE 13, 2007, "RC2 CORP. RECALLS VARIOUS THOMAS & FRIENDS WOODEN RAILWAY TOYS DUE TO LEAD POISONING HAZARD", AVAILABLE AT http://www.cpsc.gov/cpscpub/prerel/prhtml07/07212.html**

[2] **OFFICIAL SOURCE: RC2 PRESS RELEASE, JULY 26, 2007, "RC2 UPDATES ESTIMATES OF RECALL-RELATED COSTS", AVAILABLE AT: http://www.rc2.com/investor/financial/2007/Release_recall_update_final.pdf**

[3] **OFFICIAL SOURCE: RC2 PRESS RELEASE, SEPTEEMBR 26, 2007, "RC2 RECALLS FIVE ADDITIONAL THOMAS & FRIENDS WOODEN RAILWAY ITEMS" AVAILABLE AT: http://www.rc2.com/press/2007/Release_TWR_recall_0907.pdf**

[4] **OFFICIAL SOURCE: RC2 PRESS RELEASE, OCTOBER 24, 2007, "RC2 REPORTS 2007 THIRD QUARTER OPERATING RESULTS; INCREASES AND EXTENDS THE COMPANY'S STOCK REPURCHASE PROGRAM" AVAILABLE AT: http://www.rc2.com/investor/financial/2007/Release_q3_07_final.pdf**

[5] **OFFICIAL SOURCE: OFFICE OF THE ATTORNEY GENERAL, STATE OF CALIFORNIA, DEPARTMENT OF JUSTICE PRESS RELEASE, NOVEMBER 19, 2007, "BROWN SUES TOY COMPANIES FOR LEAD", AVAILABLE AT: http://ag.ca.gov/newsalerts/release.php?id=1497&**

[6] This paragraph based on viewing graph of RC2 stock price over one year beginning mid-November 2006 available at Yahoo Finance website. **AVAILABLE AT: http://finance.yahoo.com/q/bc?s=RCRC&t=1y**

also asserted that our "products are designed, manufactured, packaged and labeled to conform with all safety requirements under U.S. federal and other applicable laws and regulations."[7]

The sale of lead-tainted toys, aside from impacting our company, has become a major public policy and international trade issue, prompting calls for overhauling and strengthening federal programs for protecting consumers from dangerous products and for closer monitoring of supply chains in China.

Therefore be it

Resolved: Shareholders request that the Board issue a report, at reasonable expense and excluding confidential information, on the company's product safety and toxicity policies, above and beyond regulatory compliance, by November 2008.

Supporting statement: In light of the public policy challenges posed by toxic chemicals in products, proponents believe the report should discuss any new initiatives or actions, above and beyond regulatory compliance, that management is taking to respond to these issues, including efforts to identify and minimize hazards to consumers and workers, and policy options such as product labeling, consumer education and materials selection.

---

[7] See, e.g., page 8 of RC2's Form 10-K for FY2006 filed February 28, 2007: ***Product safety.*** Our products are designed, manufactured, packaged and labeled to conform with all safety requirements under U.S. federal and other applicable laws and regulations, industry developed voluntary standards and product specific standards, and are periodically reviewed and approved by independent safety testing laboratories. **AVAILABLE AT: http://www.secinfo.com/dvpNx.u3u.htm OR AT http://yahoo.brand.edgar-online.com/fetchFilingFrameset.aspx?dcn=0001042167-07-000113&Type=HTML**

BNY MELLON
ASSET SERVICING

December 3, 2007

Ms. Jody L. Taylor
Corporate Secretary
RC2 Corporation
1111 West 22nd Street
Oak Brook, IL 60523

Dear Ms. Taylor:

This letter is to confirm that Mellon Global Security Services, custodian for the Board of Pensions of the Evangelical Lutheran Church in America (ELCA), has held 400 shares of RC2 Corporation common stock for over one year.

As of this date, the ELCA - Board of Pensions intends to hold its shares of RC2 Corporation common stock through the date of your next annual meeting.

If you have any questions, please call me at (617) 382-6624.

Sincerely,

Kelli Dever

Kelli Dever
Vice President
Client Services

CC: Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

Heather Williamson
ELCA - Board of Pensions
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892

Exhibit B

TRANSACTIONS WITH RELATED PERSONS

Related Person Transactions

James Chung, brother of Peter K.K. Chung, one of our directors, owns 70% of one of our suppliers. For the year ended December 31, 2006, we purchased $17.9 million of product from this supplier. James Chung also has a 25% interest in another of our suppliers. For the year ended December 31, 2006, we purchased $9.7 million of product from this supplier. We expect to continue to make purchases from both of these suppliers during fiscal 2007. We believe that the terms for the purchase of products from these suppliers are no less favorable to us then could have been obtained from an unaffiliated party.

Patrick A. Meyer and Eric L. Meyer, each of whom is a son of Boyd L. Meyer, one of our directors, were employed as vice presidents of one of our subsidiaries throughout 2006. Patrick A. Meyer earned aggregate salary, bonus and auto allowance of $198,050 for his services during the year. Eric L. Meyer earned aggregate salary, bonus and auto allowance of $229,873 for his services during the year.

Review and Approval of Related Person Transactions

The charter for our Audit Committee provides that one of the responsibilities of our Audit Committee is to review and approve related party transactions in accordance with NASDAQ listing requirements. Based upon the Audit Committee's review, we believe that all of our related person transactions described above were at arms length and contained terms that were no less favorable than what we could have obtained from an unaffiliated third party. We anticipate that our Board of Directors will consider adopting a formal written set of policies and procedures for the review, approval or ratification of related person transactions.

AUDITORS

KPMG LLP served as our auditors for the year ended December 31, 2006. It is expected that a representative of KPMG LLP will be present at our Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K

We are required to file an annual report, called a Form 10-K, with the Securities Exchange Commission. A copy of Form 10-K for the fiscal year ended December 31, 2006 will be made available, without charge, to any person entitled to vote at the Annual Meeting. Written requests should be directed to Jody L. Taylor, Chief Financial Officer and Secretary, RC2 Corporation, 1111 West 22nd Street, Oak Brook, Illinois 60523.

STOCKHOLDER PROPOSALS

Proposals which stockholders intend to present at the 2008 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must be received at our principal offices no later than December 1, 2007 (120 days prior to the anniversary date of the mailing of this Proxy Statement) for inclusion in the proxy material for that meeting. Such proposals must be in compliance with applicable laws and regulations in order to be considered for possible inclusion in the proxy statement and form of proxy for that meeting.

Stockholder proposals that are not intended to be included in the proxy materials for such meeting, but that are to be presented by the stockholder from the floor are subject to advance notice provisions in our by-laws. According to our bylaws, in order to be properly brought before the meeting, a proposal not intended for inclusion in the our proxy materials must be received at our principal offices no later than February 3, 2008, which is 90 calendar days prior to the anniversary of this year's meeting date, and the notice must set forth the following: (a) a representation that the person sending the notice is a stockholder of record and will remain such through the record date for the meeting, (b) the name and address, as they appear on our books, of such stockholder, (c) the number of shares of our Common Stock which are owned beneficially and of record by such stockholder, (d) a representation that such stockholder intends to appear in person or by proxy at such meeting to make the nomination or move the consideration of other business set forth in the notice, (e) if the proposal relates to any business to be brought before the meeting other than election of directors, the text of the proposal (and the notice may also set forth any statement in support of the proposal that the stockholder wishes to bring to our attention) and shall specify any material interest of such stockholder in such business, and (f) if the proposal relates to the nomination of a candidate for election as director, the name(s) of the nominee(s), address(es) of each, a description of all arrangements or understandings between the stockholder and each nominee and any person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, the written consent of each nominee to serve as a director if so elected and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominee(s) of such stockholder. If the notice does not comply with the requirements set forth in our by-laws, the chairman of the meeting may refuse to acknowledge the matter. If the chairman of the meeting decides to present a proposal despite its untimeliness, the people named in the proxies solicited by the Board of Directors for the 2008 Annual Meeting of Stockholders will have the right to exercise discretionary voting power with respect to such proposal.

OTHER MATTERS

Our directors know of no other matters to be brought before the meeting. If any other matters properly come before the meeting, including any adjournment or adjournments thereof, it is intended that proxies received in response to this solicitation will be voted on such matters in the discretion of the person or persons named in the accompanying proxy form.

BY ORDER OF THE BOARD OF DIRECTORS
RC2 CORPORATION

Jody L. Taylor, Secretary

Oak Brook, Illinois
March 30, 2007

RECEIVED
2008 JAN 29 PM 5:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

reinhartlaw.com

REINHART
BOERNER • VAN DEUREN s.c.
ATTORNEYS AT LAW

January 28, 2008

Benjamin G. Lombard, Esq.
Direct Dial: 414-298-8225
blombard@reinhartlaw.com

DELIVERED BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: RC2 Corporation – Withdrawal of Shareholder Proposal of the Board of Pensions of the Evangelical Lutheran Church in America

Ladies and Gentlemen:

Our client, RC2 Corporation ("RC2" or the "Company"), received the enclosed letter from the Board of Pensions of the Evangelical Lutheran Church in America withdrawing its earlier shareholder proposal which was addressed in our request for a no-action letter on behalf of the Company dated January 15, 2008.

If you have any questions or need any further information, please call the undersigned at (414) 298-8225.

Yours very truly,

Benjamin G. Lombard

Encs.

cc Ms. Heather H. Williamson, CFA
Senior Investment Manager
ELCA Board of Pensions
800 Marquette Avenue, Suite 1050
Minneapolis, MN 55402-2892

Jody L. Taylor, Corporate Secretary
RC2 Corporation
1111 West 22nd Street
Oak Brook, IL 60523

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 ∘ (612) 333-7651
Fax: (612) 334-5399
mail@elcabop.org ∘ www.elcabop.org

VIA FAX

January 23, 2008

Ms. Jody L. Taylor
Corporate Secretary
RC2 Corporation
1111 West 22nd Street
Oak Brook, IL 60523

Dear Ms. Taylor:

We have received a copy of the letter from the Office of Chief Counsel to the Securities and Exchange Commission regarding the intent to seek omission of the shareholder resolution the ELCA Board of Pensions submitted in December 2007. We realize the proposal was delayed by two days due to the failure to overnight the proposal for Saturday delivery in order to be received by December 1, 2007. Therefore, on behalf of the ELCA Board of Pensions, I withdraw the shareholder resolution titled "Product Safety Report".

We are still concerned about the issues RC2 Corporation faces in regards to product safety and sustainability, and hope that you will consider engaging in dialogue with stakeholders on this issue. Patricia Zerega, Director of Corporate Social Responsibility, is prepared to assemble a dialogue team and can be reached at 412-367-7575 in the Corporate Social Responsibility office of the ELCA.

Sincerely,

Heather H. Williamson

Heather H. Williamson, CFA
Senior Investment Manager
ELCA Board of Pensions

CC:

Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

Julie Wokaty – ICCR
475 Riverside Drive – Room 1842
New York, NY 10115-0050

Kelli Dever – Mellon Global Security Services
135 Santilli Highway
Everett, MA 02149

reinhartlaw.com

REINHART
BOERNER • VAN DEUREN s.c.
ATTORNEYS AT LAW

January 30, 2008

Benjamin G. Lombard, Esq.
Direct Dial: 414-298-8225
blombard@reinhartlaw.com

SENT BY E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: RC2 Corporation – Withdrawal of Shareholder Proposal of the Board of Pensions of the Evangelical Lutheran Church in America

Ladies and Gentlemen:

On January 15, 2008, we submitted a letter to the Office of Chief Counsel on behalf of our client, RC2 Corporation ("RC2" or the "Company") seeking your concurrence that RC2 could omit from its proxy statement and form of proxy for the 2008 annual meeting of the Company's stockholders a shareholder proposal and supporting statement (together, the "Proposal") from the Board of Pensions of the Evangelical Lutheran Church in America (the "Proponent"). The Proponent has notified RC2 that it is withdrawing the Proposal in a letter dated January 23, 2008, a copy of which was sent to you on January 28, 2008. Accordingly, the Company hereby withdraws its request that the staff issue a no-action letter concurring in RC2's omission of the Proposal.

If you have any questions or need any further information, please call the undersigned at (414) 298-8225.

Yours very truly,

Benjamin G. Lombard

Encs.

cc Ms. Heather H. Williamson, CFA
Jody L. Taylor, Corporate Secretary

END